787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 18, 2012

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb
J. Nolan McWilliams

Re:	Remy International, Inc.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-173081

Dear Sirs:

On behalf of Remy International, Inc. (the “Company”), we are concurrently herewith filing Amendment No. 6 (“Amendment No. 6”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2011, as amended by Amendment No. 1 thereto filed with the Commission on May 6, 2011 (“Amendment No. 1”), Amendment No. 2 thereto filed with the Commission on May 25, 2011 (“Amendment No. 2”), Amendment No. 3 thereto filed with the Commission on March 9, 2012 (“Amendment No. 3”), Amendment No. 4 thereto filed with the Commission on April 3, 2012 (“Amendment No. 4”) and Amendment No. 5 thereto filed with the Commission on September 21, 2012 (“Amendment No. 5”). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 6, three of which have been marked to show changes from Amendment No. 5 to the Registration Statement.

The Registration Statement has been revised to reflect the Company’s responses to the comments received by email on October 9, 2012 from the staff of the Commission’s Division of Corporation Finance (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and Company’s responses thereto.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

October 18, 2012

General

1.	We note the change in the offering to a subscription offering. Please file the subscription form as an exhibit. Also, since the price range has been eliminated, please eliminate the references to it which appear on pages 33 and 34 and possibly elsewhere.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the Employee Stock Purchase Plan Subscription Form accordingly. We refer the Staff to Exhibit 99.2 of Amendment No. 6. With respect to the ranges set forth on pages 33 and 34 of the Registration Statement (and elsewhere), the Company respectfully submits that such ranges refer to the number of shares that may be sold in the subscription offering, and not the purchase price per share. Given the narrow range of shares that may be sold in this offering, however, the Company revised such disclosure to refer only to sales at the maximum of the offering range, although it continues to include, as appropriate, disclosure with respect to the effects that any 1,000 share decrease in the amount of shares sold would have on this offering.

Prospectus cover page

2.	Please disclose on the prospectus cover page that subscribed funds will be held in escrow until completion or termination of the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page to the prospectus accordingly.

Our strategy, page 6

3.	We note your response to prior comment 1. You state that you sell your products through independent distributors in the Middle East, a region that can be understood to include Iran, Sudan, and Syria. In addition, publicly-available information indicates that several of your principal OEM customers make and/or sells vehicles in Cuba, Iran, Sudan, and Syria. Your Form S-1 does not include disclosure regarding operations associated with those countries. Cuba, Iran, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through distributors, OEMs, retailers, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any products, equipment, components, technology, or services that you have provided or intend to provide into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of the referenced countries or entities they control.

Response: The Company respectfully submits that it sells its aftermarket automotive parts products, which are principally standard starter motors and alternators for automotive and commercial vehicles, via arms-length transactions to a number of independent distributors, some of whom operate internationally. These independent third party distributors then resell the products outside of the Company’s direction, control or awareness. Cognizant of the restrictions on conducting business in certain areas of the world, including the Middle East, the Company is dedicated to compliance with U.S. economic sanctions and export control laws and regulations.

October 18, 2012

The Company does not (i) maintain any contacts, either directly or indirectly; (ii) have any direct customers or sales (including to any independent third party distributors); (iii) have any sales offices; or (iv) conduct any Company operations, in Cuba, Iran, Sudan, or Syria, nor has the Company done so in the past three fiscal years. Further, the Company does not anticipate making or maintaining contacts, direct customers or sales, sales offices or operations in these countries in the future. The Company is aware of an indirect relationship with the International Red Cross Organization, via a previous arm’s-length sale to a third party OEM customer, who then resold the products to the International Red Cross Organization located in Sudan. The Company does not and has never interacted directly with the International Red Cross in Sudan, as all activity was conducted through this third party customer. Additional details on the Company’s indirect sales to the International Red Cross in Sudan are discussed in detail below.

With respect to Sudan, the Company sold a small quantity of commercial starter motors to an independent third party European OEM customer, who in turn, sold sixteen of these commercial starter motors to the International Red Cross in Sudan, either integrated into trucks or as service parts. These sales occurred within the past two years, and it is the Company’s understanding that these commercial products are used on vehicles by the International Red Cross in furtherance of its humanitarian operations in Sudan.

To the best of the Company’s knowledge and except as mentioned above, the independent third party distributors with whom the Company contracts do not sell or market the Company’s products in Cuba, Iran, Sudan, or Syria currently, nor have the independent third party distributors resold or marketed the Company’s products in Cuba, Iran, Sudan, or Syria in the past three fiscal years and subsequent interim period. Further, the Company does not anticipate the independent third party distributors reselling the Company’s products in Cuba, Iran, Sudan, or Syria in the future.

Finally, the Company does not have, has not had in the past three fiscal years, and does not anticipate making any, contacts with the governments of Cuba, Iran, Sudan, or Syria, or any entities they control.

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We hope the foregoing is responsive to your comments. Please do not hesitate to contact me by telephone at (212) 728-8088, by fax at (212) 728-9088 or by email at rrachofsky@willkie.com if we can be of any further assistance.

Very truly yours,

/s/ Robert S. Rachofsky

cc:	Fred Knechtel, Remy International, Inc.